Exhibit 99.1

Eupraxia Pharmaceuticals Announces that it has Closed a Non-Brokered Private Placement of C$44.5 Million

Victoria, B.C. – October 31, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, is pleased to announce that it has completed a non-brokered private placement of 8,905,638 Series 1 Preferred shares of the Company (the “Preferred Shares”), at a price of C$5.00 per Preferred Share for aggregate gross proceeds of C$44,528,190, by way of a non-brokered private placement (the “Private Placement”).

The Company intends to use the net proceeds from the Private Placement towards the funding of clinical trials for EP104GI, initiating research programs for new candidates and general corporate and working capital purposes of the Company and its affiliates.

In connection with the closing of the Private Placement, the Company has appointed Mr. Joseph Freedman to its board of directors. Mr. Freedman is a private equity investor and corporate director with more than 25 years industry experience including, most recently, 18 years at Brookfield Asset Management, one of the world’s leading private equity and alternative asset management firms. Over his career at Brookfield, Mr. Freedman has held a number of positions, including Vice Chair of Private Equity, General Counsel and the Partner responsible for M&A transaction execution, fund formation and fund operations. Prior to joining Brookfield, he was a lawyer in the corporate finance group at a Toronto law firm, specializing in private equity transactions and public company mergers and acquisitions. Now retired from Brookfield, Mr. Freedman is a director of several private and public companies and non-profit organizations including the Centre for Aging and Brain Health Innovation (co-chair), Bridgemarq Real Estate Services (TSX:BRE) and Total Containment Inc. Mr. Freedman holds a joint MBA/LL.B from the Schulich School of Business at York University and Osgoode Hall Law School in Toronto.

Terms of New Class of Series 1 Preferred Shares

The Preferred Shares rank as a class senior to the common shares of the Company (the “Common Shares”), with respect to priority in the payment of dividends and the distribution of assets on the dissolution, liquidation or winding-up of the Company. The Preferred Shares are non-voting other than with respect to any matters affecting the rights or terms of the Preferred Shares.

The Preferred Shares may be converted at the option of the holder at any time into Common Shares without additional consideration on a one-to-one basis. The Preferred Shares will automatically convert into Common Shares on a one-to-one basis, without additional consideration, in the event that either (i) the Common Shares trade at a price above C$15.00 per Common Share on the Toronto Stock Exchange (the “TSX”) or The Nasdaq Stock Market LLC (the “Nasdaq”) based on average daily trading volume of at least 50,000 Common Shares during any rolling six-month period, or (ii) the holders of Preferred Shares (the “Preferred Shareholders”) representing at least 75% of the outstanding Preferred Shares (the “Preferred Majority”), vote or consent to convert all outstanding Preferred Shares. The conversion ratio is subject to adjustment for diluting issuances, share splits, reorganizations and other customary anti-dilution provisions, provided that the conversion ratio will not be adjusted unless the Company receives all necessary TSX and shareholder approvals.

One representative of the Preferred Shareholders will be included in the slate of directors put forward annually (or otherwise) by management for election as directors of the Company. Mr. Joseph Freedman has been appointed to the board of directors as the first Preferred Shareholder nominee.

The Preferred Shares will not initially be entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding, unless the dividend is approved by the Preferred Majority and equivalent dividends are also paid on the Preferred Shares.

The Preferred Shares issued in connection with the Private Placement are subject to a Canadian four-month statutory hold period, in accordance with applicable Canadian securities legislation.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with an applicable exemption therefrom.

Termination of Convertible Debt Facility

In connection with the closing of the Private Placement, the Company also announces that it has terminated the Company’s C$12 million convertible debt facility (the “Convertible Debt Facility”). The Company had not drawn down on the Convertible Debt Facility and has no further obligations to the lenders under the Convertible Debt Facility.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of eosinophilic esophagitis (“EoE”). EP- 104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company's product candidates, including expected benefits to patients, potential pipeline indications, the use of the proceeds of the Private Placement, the conversion of the Preferred Shares, the payment of dividends on the Preferred Shares, the issuance of any PIK Preferred Shares and the receipt of shareholder approval therefor or payment of cash in lieu thereof, and the appointment of nominees of the Preferred Shareholders to the board of directors of the Company.

Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward–looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of: Eupraxia Pharmaceuticals Inc. 416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.